25003091

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69610

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
APR 03 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BFY SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 Ledgewood Drive
(No. and Street)

Yarmouth	ME	04096
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicolas McCoy	508-954-4931	nick@whipstitchcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lilling & Company LLP
(Name – if individual, state last, first, and middle name)

2 Seaview Boulevard	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

3/31/2009	3480
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolas McCoy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BFY Securities, LLC, as of 3/27, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTOPHER MILTON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20224009108
MY COMMISSION EXPIRES MARCH 7, 2026

Signature:

Title:
CCO/CFO

Notary Public Summit County, Colorado
3/27/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BFY Securities, LLC

Table of Contents

LILLING>

Lilling & Company LLP
Certified Public Accountants

Two Seaview Boulevard
Port Washington, NY 11050
T 516.829.1099
F 516.829.1065

www.lillingcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BFY Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of BFY Securities, LLC as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BFY Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of BFY Securities, LLC's management. Our responsibility is to express an opinion on BFY Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BFY Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I"), Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("Schedule II"), and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("Schedule III") have been subjected to audit procedures performed in conjunction with the audit of BFY Securities, LLC's financial statements. The supplemental information is the responsibility of BFY Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling + Company

Lilling & Company LLP

We have served as BFY Securities, LLC's auditor since 2024.

Port Washington, New York
March 27, 2025

BFY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS	
Cash	$335,521
TOTAL ASSETS	**$335,521**
LIABILITIES & MEMBER'S EQUITY	
Liabilities	-
Equity	$335,521
TOTAL LIABILITIES & MEMBER'S EQUITY	**$335,521**

The accompanying notes are an integral part of the financial statements

BFY SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES			
	Placement fees	**$**	**702,441**
EXPENSES	Salaries and benefits		289,933
	License		71,487
	Technology		34,194
	Travel		25,136
	Occupancy		19,957
	Office		19,617
	Research fees		10,848
	Professional fees		9,310
TOTAL EXPENSES			**480,482**
NET INCOME		**$**	**221,959**

The accompanying notes are an integral part of the financial statements.

BFY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

Beginning Balance at January 1, 2024	$113,562
Net income	221,959
Ending Balance at December 31, 2024	$335,521

The accompanying notes are an integral part of the financial statements.

BFY SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows From Operating Activities	
Net Income	$221,959
Net Cash Provided by Operating Activities	221,959
Net Increase in Cash	221,959
Cash beginning	113,562
Cash ending	$335,521

The accompanying notes are an integral part of the financial statements.

Note 1 – Organization

BFY Securities, LLC (the "Company"), currently located in Yarmouth, Maine, provides advisory services including private placements to companies in the consumer product sector. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry security accounts for clients or handle client funds in any way.

The Company is a wholly owned subsidiary of Wellness Partners LLC d/b/a Whipstitch Capital ("Whipstitch" or "Parent").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Revenue Recognition

Our principal sources of revenue are derived from placement fees as more fully described below. The following is a description of principal activities from which the Company generates its revenue.

Placement Fees

The Company earns placement fees for raising capital from investors in non-underwritten transactions, such as private placements of loans and debt and equity securities, including private investment in public equity transactions ("PIPEs"). The Company's primary performance obligation typically consists of raising equity capital from institutional investors for equity issued by a client and working with the client to structure the private placement transaction. This may include creating marketing materials such as a PowerPoint deck, a forecast model and other email communications related to these materials. The Company also may participate directly in the negotiations of the transaction and communications related to the transaction. All of these activities, collectively, represent one performance obligation under the contract with the client, which is met upon completion or closing of the primary placement transaction. The Company usually earns a fee for a successful private placement. Placement fees are clearly defined in each contract and are usually a

percentage of the total private placement funds raised or the valuation at which the transaction is done. Fee revenue is recognized upon the completion of the private placement when the funds are received by the Company.

Cash

The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, the Company's cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2024 all of the Company's cash is held at one financial institution and the uninsured cash balance was $85,521. Management believes the exposure to loss from such balances to be minimal. At December 31, 2024, the Company did not hold any cash equivalents.

Receivables and Allowance for Credit Losses

The Company follows the Financial Accounting Standard Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2024.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Under the tax regulations in the United States of America, generally partnerships and disregarded entities are not subject to entity-level federal or state income taxes. Each member is allocated a share of the Company's operating income and losses based on the Company's operating agreement and each member is responsible for reporting its allocable share of the Company's taxable income, gains, losses, deductions, and credits in its tax return. Accordingly, the accompanying financial statements do not reflect a provision for income taxes. Certain states and local jurisdictions do subject the Company to entity-level taxation as a limited liability company.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. To the extent there are any interest and penalties associated with unrecognized tax positions, the Company's policy is to classify these as general and administrative expenses in the accompanying statement of operations. The Company assessed its tax positions for all preceding three open tax years for all applicable jurisdictions. Based on the analysis, the Company concluded no material uncertain tax positions to be recorded at this time. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2021.

Expense Recognition

Operating expenses are recognized as incurred.

Note 3 - Member's Equity

BFY has authorized one class of units. As of December 31, 2024, 1,000 units were authorized, issued and outstanding.

Note 4 – Single Reportable Segment

The company is engaged in a single line of business as a securities broker-dealer. The Company has identified its CEO as the chief operating decision make ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or the timing of withdrawals. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 81.0% and 19.0% of its total revenues from two external customers in 2024.

Note 5 - Related Party Transactions

The Company receives all of its executive, compliance and general operations support from the Parent. The Parent provides for the payment of certain direct expenses incurred by the Company in its operations. Additionally, the Parent provides administrative and financial support, certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses paid by the Parent on behalf of the Company are charged directly to the Company in accordance with its Expense Sharing Agreement. The Company is not responsible for paying any expenses for which the Parent is solely liable. Such expenses include, but are not limited to, office rents and occupancy costs, salaries, bonuses, and benefits of employees of the Parent, insurance coverage, professional subscriptions and other professional fees, and printing, mailing, office supplies and equipment and information technology costs. During 2024, the Company incurred $408,748 in operating expenses which were under the Expense Sharing Agreement.

As of December 31, 2024, the Company was not obligated to the Parent for any direct or allocated operating expenses.

Note 6 - Subsequent Events

Subsequent to December 31, 2024, and through March 27, 2025, the date through which management evaluated subsequent events and on which the financial statements were available to be issued, there were no events beyond the normal course activities.

Note 7 - Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEA Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $335,521 which was $330,521 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 0 to 1.

BFY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

SCHEDULE I

Members' equity:	
Member's equity	$335,521
Net capital	335,521
Net capital	$335,221
Aggregate indebtedness	$0
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$5,000
Net capital excess of minimum requirements	$330,521
Ratio of aggregate indebtedness to net capital	0 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited amended Form X-17A-5 Part II filed as of January 24, 2025.

BFY SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

SCHEDULE II

For the year ended December 31, 2024, the reserve requirements pursuant to Rule 15c3-3 is not applicable as the Company does not and will not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

BFY SECURITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

SCHEDULE III

For the year ended December 31, 2024, the information relating to possession or control requirements pursuant to Rule 15c3-3 is not applicable as the Company does not and will not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

LILLING>

Lilling & Company LLP
Certified Public Accountants
Two Seaview Boulevard
Port Washington, NY 11050
T 516.829.1099
F 516.829.1065
www.lillingcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BFY Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) BFY Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Best Efforts Underwriter (cannot participate in a Firm Commitment Underwriting in any capacity); (2) Private placement of securities; (3) Mergers and acquisitions; and (4) Other (Managing Broker-Dealer or Selling Group Member for Direct Participation Programs. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BFY Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BFY Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
March 27, 2025

BFY SECURITIES, LLC
Exemption Report

Year Ended December 31, 2024

BFY Securities, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) Best Efforts Underwriter (cannot participate in a Firm Commitment Underwriting in any capacity); (2) Private placement of securities; (3) Mergers and acquisitions; and (4) Other (Managing Broker-Dealer or Selling Group Member for Direct Participation Programs, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Nicolas McCoy, CCO & CFO, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Nicolas A. McCoy*

Nicolas A. McCoy, CCO & CFO
March 27, 2025